September 9, 2024

Shaozhang Lin
Chief Executive Officer
Youxin Technology Ltd
Room 802, 803, No. 13 Hai   an Road
Tianhe District, Guangzhou
Guangdong Province, People's Republic of China

       Re: Youxin Technology Ltd
           Amendment No. 8 to Registration Statement on Form F-1
           Filed August 23, 2024
           File No. 333-274404
Dear Shaozhang Lin:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 8 to Registration Statement on Form F-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 54

1. Please revise your disclosure on page 54, where you discuss lost customers, to also disclose the actual customer count at both March 31, 2023 and 2024. Similar revisions to disclose the actual customer count at March 31, 2024 should also be made on page 1.
2. You disclose on page 54 that you anticipate revenue growth as new distributors and customers purchase licenses and professional services for the third-generation PaaS platform. Please explain the basis for this statement considering the consistent decline in revenue and customers for all periods presented and revise your disclosures as necessary.
 September 9, 2024
Page 2
Factors Affecting Our Performance
Customer Churn Rate, page 55

3. Based on the 16 customers at September 30, 2023 and 13 customers lost during the six months ended March 31, 2024, it appears that your churn rate should be 81% for the first half of fiscal 2024. Please provide the calculations to support the 71% churn rate disclosed for the six months ended March 31, 2024 or revise as necessary.
Net Expansion Rate, page 56

4. Your narrative disclosure states that the net dollar expansion rate for the six months ended
       March 31, 2024 and 2023 were 73% and 75%, respectively. However, the table presented below such disclosure appears to suggest the net expansion rate was 75% and 73% for the respective periods. Please revise.

       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Larry Spirgel at 202-551-3815 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Anthony Basch